Filed Pursuant to Rule 433

Registration No. 333-213047

Term Sheet

January 9, 2017

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (negative outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)

ISIN/Common Code/CUSIP:	XS1550134602 / 155013460 / 026657AG1

Trade Date:	January 9, 2017

Original Issue Date:	January 17, 2017 (T+5)

Stated Maturity Date:	January 17, 2024

Principal Amount:	€500,000,000

Benchmark Government Security:	DBR 1.75% due February 15, 2024

Benchmark Government Security Yield:	-0.129%

Spread to Benchmark Government Security:	+89 bps

Mid-Swap Yield:	0.341%

Re-Offer Yield:	0.761%

Re-Offer Spread to Mid-Swaps:	+42 bps

Price to Public:	99.925%

Commission:	0.400%

Net Proceeds to Issuer:	99.525% / €497,625,000

Interest Rate:	0.750% per annum, plus accrued interest, if any, from January 17, 2017

All-in Yield:	0.820%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each January 17, beginning on January 17, 2018, and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts	Yes, as provided in the preliminary pricing supplement dated January 9, 2017 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption	Comparable Government Bond Rate +15 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET system) or any successor thereto, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited Société Générale

Co-Managers:	HSBC Bank plc Lloyds Securities Inc. MUFG Securities EMEA plc

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146 or Société Générale at 44-20-7676-7329.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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